UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2020

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Florida	6500	38-4088423
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Larry Pino

Chief Executive Officer

99 S. New York Ave.,

Winter Park, Florida 32789

Telephone: 407-206-6577

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Please send copies of all correspondence to:

Pino Nicholson PLLC

99 S. New York Ave.,

Winter Park, Florida 32789

Telephone: 407-206-6577

Email: ljp@PinoNicholsonLaw.com

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2020

PART II.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward- looking statements.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As the Company has not yet commenced operations, it has no employees that receive compensation, and has no Results from Operations for which it can provide Management Discussion and Analysis or Trend Information.

As the Company has insufficient liquidity and capital reserves to commence operations, it will rely entirely on the proceeds from the Offering for the liquidity and capital reserves necessary to commence operations.

ITEM 2. OTHER INFORMATION

None.

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Item 3.   Financial Statements

TUSCAN GARDENS SENIOR LIVING

COMMUNITIES, INC.

SemiAnnual Financial Statements

December 31, 2019 and June 30, 2020

2

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Table of Contents

Page

Financial Statements:

Balance Sheets	F-2

Statements of Operations and Changes in Equity	F-3

Statements of Cash Flows	F-4

Notes to Financial Statements	F-5

F-1

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND JUNE 30, 2020

ASSETS

	JUNE 30, 2020	DECEMBER 31, 2019
CURRENT ASSETS
Cash	$50,000	$50,000

TOTAL ASSETS	$50,000	$50,000

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable and other accrued liabilities	$-	$-

TOTAL LIABILITIES	-	-

EQUITY
Common shares - 50,000 shares issued and outstanding ($1 par value)	50,000	50,000
Class A non-voting preferred shares ($1,000 par value) - 50,000 authorized	-	-
Retained earnings	-	-

TOTAL EQUITY	50,000	50,000

TOTAL LIABILITIES AND EQUITY	$50,000	$50,000

See accompanying notes to financial statements.

F-2

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2019 AND JUNE 30, 2020

	JUNE 30, 2020	DECEMBER 31, 2019
REVENUE

Revenues	$-	$-

TOTAL REVENUE	-	-

OPERATING EXPENSES
Expenses	-	-

TOTAL OPERATING EXPENSES	-	-

NET LOSS	$-	$-

EQUITY, BEGINNING OF PERIOD	$50,000	$50,000

Issuance of common stock	-	-

EQUITY, END OF PERIOD	$50,000	$50,000

See accompanying notes to financial statements.

F-3

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2019 AND JUNE 30, 2020

	JUNE 30, 2020	DECEMBER 31, 2019

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	$-	$-

NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-

NET (DECREASE) INCREASE IN CASH	-	-

CASH, BEGINNING OF PERIOD	50,000	50,000

CASH, END OF PERIOD	$50,000	$50,000

See accompanying notes to financial statements.

F-4

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2019 AND JUNE 30, 2020

NOTE 1 – DESCRIPTION OF BUSINESS

Tuscan Gardens Senior Living Communities, Inc. (the “Company”) was organized on July 20, 2018 and is a Florida corporation. The Company was formed to invest in wholly-owned subsidiaries that develop (“Development Projects”), acquire (“Acquisition Projects”), or convert other real estate properties including hotels (“Conversion Projects”) into senior living rental communities ranging from $15,000,000 to $100,000,000 per community. The Communities will consist of independent living, assisted living and/or memory care facilities. The Company’s primary focus for purposes of Development Projects will be in southeastern markets, and for purposes of Acquisition Projects and Conversion Projects will be in United States markets, that it considers to have favorable risk-return characteristics. The Company, operating through wholly-owned special purpose entities (“SPE”) as real estate owner-operators, intends to create, operate and hold a portfolio of Company Properties on a long-term basis, with the goal to sell each property after approximately seven year, and ultimately dispose of them to generate revenue for the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of June 30, 2020 and December 31, 2019, there was no uninsured balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-5

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2019 AND JUNE 30, 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

There are no open federal or state tax years under audit. Financial Accounting Standards Board issued ASC 740-10 (Accounting for Uncertainty in Income Taxes), which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

Fair Value of Financial Instruments

The FASB ASC Topic "Financial Instruments" clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instruments.

NOTE 3 – EQUITY AND FUTURE EQUITY

The Company currently has two authorized share classes: common voting shares with $1 par value per share (“Common Shares”) and Class A non-voting preferred shares with $1,000 par value per share (“Preferred Shares”). On August 10, 2018, the Company established an equity basis through this issuance of 50,000 shares of $1 par value Common Shares.

The Company has made an initial offering (“Offering”) on a “best efforts” basis to raise capital using its Class A non-voting preferred shares. The Company seeks to raise $50,000,000 from the Offering of Preferred Shares. The Company will seek to pursue Development Projects, Acquisition Projects, and Conversion Projects that have the potential to provide an ongoing income to investors in the Preferred Shares, paid or accrued monthly based on an 8.0% cumulative, non-compounded annual return on $1,000 par value (“Preferred Dividend”), plus potential capital appreciation through additional dividends (“Special Dividends”) based on fifty (50%) percent participation in the net proceeds generated by the Company from the disposition of Company Properties. However, as the Offering is a blind pool and the Company has no track record, there can be no guarantee that such returns can or will be achieved.

F-6

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIODS ENDED DECEMBER 31, 2019 AND JUNE 30, 2020

NOTE 3 – EQUITY AND FUTURE EQUITY (Continued)

The Preferred Shares have no public market and will not be listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. As the information statement was qualified by the SEC on November 25, 2019 (with a current Offering termination date of December 31, 2020), the Company has begun to solicit sales of the Preferred Shares. The Offering period may be extended, or the Offering terminated at any time by the Company in its sole discretion. The Preferred Shares are being offered pursuant to Regulation A under the Securities Act of 1933, as amended, for Tier 2 offerings. The Preferred Shares will be issued only to purchasers who satisfy the requirements set forth in Regulation A. Funds from the Offering will be made available to the Company once the Offering raises a minimum of $2,000,000 excluding sales to Company affiliates (“Minimum Offering Amount”). There are no provisions for the return of funds once the Minimum Offering Amount is sold.

F-7

ITEM 4. EXHIBITS

Exhibit No.		Exhibit Description
Exhibit 1*	–	Managing Broker Dealer Agreement
Exhibit 2*	–	Articles of Incorporation and By Laws
Exhibit 4*	–	Form of Subscription Agreement
Exhibit 6A(i)*	–	Advisory Agreement
Exhibit 6A(ii)*	–	Asset Management Agreement
Exhibit 8*	–	Form of Escrow Agreement

* Previously filed

** Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winter Park, State of Florida, on September 22, 2020.

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Signed:

By:	/s/ Larry Pino
Name: Larry Pino
Title: Chief Executive Officer and Director

By:	/s/ William N. Johnston
Name: William N. Johnston
Title: Chief Financial Officer and Director

By:	/s/ Christopher P. Young
Name: Christopher P. Young
Title: Director

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